FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
November 19, 2002

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

MOBILE TELESYSTEMS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F     ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐    No    ☒

Information on an important fact (event, action)
related to Issuer financial and economic activity

Mobile TeleSystems Open Joint Stock Company

Location: 4, Marksistskaya Street, 109147, Moscow, Russian Federation

Issuer’s Code: 04715-A

Date of occurrence of fact (event, action): 21.10.2002

Code: 0704715A21102002

Contractor’s Name: Joint Stock Commercial Bank Moscow Bank for Reconstruction and Development

Location of the contractor: 9, Bldg. 1, Kuznetsky Most Street, 103031, Moscow, Russian Federation.

Postal Address of the contractor: 9, Bldg. 1, Kuznetsky Most Street, 103031, Moscow, Russian Federation.

Date of entering into the transaction: 21.10.2002

Description of the transaction: the Agreement on bank deposit No VD-37/02 for the amount of USD 14 100 000.

M.A. Smirnov
MTS OJSC President

Information on an important fact (event, action)
related to Issuer financial and economic activity

Mobile TeleSystems Open Joint Stock Company

Location: 4, Marksistskaya Street, 109147, Moscow, Russian Federation

Issuer’s Code: 04715-A

Date of occurrence of fact (event, action): 04.10.2002

Code: 1804715A04102002

Contractor’s Name: Joint Stock Commercial Bank Moscow Bank for Reconstruction and Development

Location of the contractor: 9, Bldg. 1, Kuznetsky Most Street, 103031, Moscow, Russian Federation.

Postal Address of the contractor: 9, Bldg. 1, Kuznetsky Most Street, 103031, Moscow, Russian Federation.

Date of entering into the transaction: 04.10.2002

Description of the transaction: the Agreement on bank deposit No VD-36/02 for the amount of USD 26 500 000.

M.A. Smirnov
MTS OJSC President

Information on an important fact (event, action)
related to Issuer financial and economic activity

Mobile TeleSystems Open Joint Stock Company

Location: 4, Marksistskaya Street, 109147, Moscow, Russian Federation

Issuer’s Code: 04715-A

Date of occurrence of fact (event, action): 04.10.2002

Code: 0704715A04102002

Contractor’s Name: Joint Stock Commercial Bank Moscow Bank for Reconstruction and Development

Location of the contractor: 9, Bldg. 1, Kuznetsky Most Street, 103031, Moscow, Russian Federation.

Postal Address of the contractor: 9, Bldg. 1, Kuznetsky Most Street, 103031, Moscow, Russian Federation.

Date of entering into the transaction: 04.10.2002

Description of the transaction: the Agreement on bank deposit No VD-36/02 for the amount of USD 26 500 000.

M.A. Smirnov
MTS OJSC President

Information on an important fact (event, action)
related to Issuer financial and economic activity

Mobile TeleSystems Open Joint Stock Company

Location: 4, Marksistskaya Street, 109147, Moscow, Russian Federation

Issuer’s Code: 04715-A

Date of occurrence of fact (event, action): 05.11.2002

Code: 1504715A05112002

Date of adoption of Issuer’s resolution on the date of the list of securities owners entitled to participate in the Extraordinary General Shareholders meeting: 05.11.2002.

Date for the list of securities owners to be made: 18.11.2002.

M.A. Smirnov
MTS OJSC President

INFORMATION ON AN IMPORTANT FACT (EVENT, ACTION)
RELATED TO THE ISSUER’S FINANCIAL AND ECONOMIC ACTIVITY

Mobile TeleSystems Open Joint Stock Company

Place of business: 4, Marksistskaya Str., Moscow, 109147, Russian Federation

Issuer’s code: 04715-A

Date of occurrence of fact (event, action): 8.11.2002

Code of fact (event, action): 1304715A08112002

Date of the meeting of MTS OJSC Board of Directors where the resolution was adopted on making transactions with the interest in them: 05.11.02.

A quorum at the meeting: Seven (7) BoD members are present at the meeting. There is a quorum.

The full wording of the adopted resolution according to the protocol of MTS OJSC Board of Directors meeting:

3. Hearing: Mr M.A. Smirnov presented information on determination of the market value of shares in the authorized capital of Ukrainian Mobile Communication, the Ukrainian-German-Dutch-Danish Joint Venture (the Ukraine) (hereinafter referred to as “UMC JV”) for making transactions on shares in UMC JV’ authorized capital to be acquired by MTS OJSC.

Resolution:

3.1. For approval by MTS OJSC Board of Directors of the transaction on acquisition of Cetel B.V.’s 16.33% share in UMC JV’ authorized capital:

Have the market value of 16.33% share in the authorized capital of UMC JV determined in the amount equivalent to USD 55 million (fifty five million).

Voting:

The following MTS OJSC BoD members did not participate in voting because they are interested persons: G. Taufmann, R. Hennicke, M. Guenther

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, V.V. Sidorov, M.A. Smirnov

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY BY BOD MEMBERS WHO ARE NOT INTERESTED IN THE TRANSACTION

3.2. For approval by MTS OJSC Board of Directors of the transaction on acquisition of 25% share in UMC JV’ authorized capital from Ukrtelecom OJSC under the Agreement on Novation with Cetel B.V.:

Have the market value of 25% share in the authorized capital of UMC JV determined in the amount equivalent to USD 84.2 million (eighty four million two hundred thousand).

Voting:

The following MTS OJSC BoD members did not participate in voting because they are interested persons: G. Taufmann, R. Hennicke, M. Guenther

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, V.V. Sidorov, M.A. Smirnov

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY BY BOD MEMBERS WHO ARE NOT INTERESTED IN THE TRANSACTION

3.3. For approval by MTS OJSC Board of Directors of the transaction on acquisition of 26% share in UMC JV’ authorized capital from Ukrtelecom OJSC under the Agreement on Novation with Cetel B.V.:

Have the market value of 26% share in the authorized capital of UMC JV determined in the amount equivalent to USD 87 570 000 (eighty seven million five hundred seventy thousand).

Voting:

The following MTS OJSC BoD members did not participate in voting because they are interested persons: G. Taufmann, R. Hennicke, M. Guenther

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, V.V. Sidorov, M.A. Smirnov

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY BY BOD MEMBERS WHO ARE NOT INTERESTED IN THE TRANSACTION

3.4. Have the market value of the Agreement on guarantee granted by MTS OJSC (Guarantor) in favour of Deutsche Telekom (Creditor) for obligations of UMC JV (the Debtor) under the Loan Agreement No C02-97/UA Dated 05 January, 1997 determined in the amount equivalent to USD 8 561 027 (eight million five hundred sixty one thousand twenty seven).

Voting:

The following MTS OJSC BoD members did not participate in voting because they are interested persons: G. Taufmann, R. Hennicke, M. Guenther

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, V.V. Sidorov, M.A. Smirnov

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY BY BOD MEMBERS WHO ARE NOT INTERESTED IN THE TRANSACTION

3.5. Have the market value of the Agreement on guarantee granted by MTS OJSC (the Guarantor) in favour of Deutsche Telekom (Creditor) for obligations of UMC JV (the Debtor) under the Agreement on supply of equipment No W02-95/UA Dated 01 November, 1995 determined in the amount equivalent to USD 12 726 714.11 (twelve million seven hundred twenty six thousand seven hundred fourteen).

Voting:

The following MTS OJSC BoD members did not participate in voting because they are interested persons: G. Taufmann, R. Hennicke, M. Guenther

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, V.V. Sidorov, M.A. Smirnov

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY BY BOD MEMBERS WHO ARE NOT INTERESTED IN THE TRANSACTION

3.6. For approval by MTS OJSC Board of Directors of the transaction on the escrow account to be opened by MTS OJSC and Cetel B.V. with ING Bank (London) under the Agreement on contingent deposition (Annex No 8) for the purpose of deposit followed with refund of the acquisition value in compliance with the transaction on acquisition of 16.33% share in UMC JV’ authorized capital from Cetel B.V.:

Have the market value of the transaction on the escrow account to be opened by MTS OJSC and Cetel B.V. with ING Bank (London) under the Agreement on contingent deposition between MTS OJSC and Cetel B.V. and ING Bank (London) determined in the amount that does not exceed USD

1500 (one and a half thousand) including reimbursement of any damage and loss and expenses incurred by ING Bank (London) in case they are specified in Draft Agreement on contingent deposition (Annex No 8).

Voting:

The following MTS OJSC BoD members did not participate in voting because they are interested persons: G. Taufmann, R. Hennicke, M. Guenther

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, V.V. Sidorov, M.A. Smirnov

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY BY BOD MEMBERS WHO ARE NOT INTERESTED IN THE TRANSACTION

4.1. Hearing: Mr M.A. Smirnov presented information on approval of the transaction on acquisition by MTS OJSC of 16.33% share in the authorized capital of Ukrainian Mobile Communication, the Ukrainian-German-Dutch-Danish Joint Venture (hereinafter referred to as “UMC JV”) (the Ukraine) from Cetel B.V. affiliated with Deutsche Telekom AG at the value of USD 55 million (fifty five million).

Resolution:

Approve the transaction on acquisition of 16.33% share in the authorized capital of Ukrainian Mobile Communication, the Ukrainian-German-Dutch-Danish Joint Venture (hereinafter referred to as “UMC JV”) (the Ukraine) between MTS OJSC and Cetel B.V. affiliated with Deutsche Telekom AG and Deutsche Telekom AG under which MTS OJSC shall acquire and Cetel B.V. shall sell 16.33% share in UMC JV’s authorized capital at the value of USD 55 million (fifty five million) and Deutsche Telekom AG shall guarantee that Cetel B.V. will perform its obligations on assignment of the said share to MTS OJSC on terms and conditions specified in Draft Agreement (Annex No 1).

According to the Federal Law “On Joint Stock Companies” No 208-FZ Dated 26 December, 1995, Chapter XI, have the subject concerning approval of this transaction with interest in it submitted to MTS OJSC General Shareholders meeting because the subject of this transaction is assets with value that exceeds 2% of MTS OJSC’ balance sheet assets value as of the last accounting date.

Voting:

The following MTS OJSC BoD members did not participate in voting because they are interested persons:

G. Taufmann, R. Hennicke, M. Guenther

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, V.V. Sidorov, M.A. Smirnov

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY BY BOD MEMBERS WHO ARE NOT INTERESTED IN THE TRANSACTION

4.2. Hearing: Mr M.A. Smirnov presented information on approval of the transaction on guarantee granted by MTS OJSC in favour of Deutsche Telekom AG for obligations of Ukrainian Mobile Communication, the Ukrainian-German-Dutch-Danish Joint Venture (hereinafter referred to as “UMC JV”) (the Ukraine) under the Loan Agreement No C02-97/UA Dated 05 January, 1997 in the amount of USD 8 561 027 (eight million five hundred sixty one thousand twenty seven).

Resolution:

Approve the transaction on guarantee granted by MTS OJSC in favour of Deutsche Telekom AG for obligations of Ukrainian Mobile Communication, the Ukrainian-German-Dutch-Danish Joint Venture (hereinafter referred to as “UMC JV”) (the Ukraine) under the Loan Agreement No C02-97/UA Dated 05 January, 1997 in the amount of USD 8 561 027 (eight million five hundred sixty one thousand twenty seven) on terms and conditions specified in Draft Agreement (Annex No 2).

According to the Federal Law “On Joint Stock Companies” No 208-FZ Dated 26 December, 1995, Chapter XI, have the subject concerning approval of this transaction with interest in it be submmited to MTS OJSC General Shareholders meeting because the subject of this transaction is assets  with value that exceeds 2% of MTS OJSC’ balance sheet assets value as of the last accounting date.

Voting:

The following MTS OJSC BoD members did not participate in voting because they are interested persons: G. Taufmann, R. Hennicke, M. Guenther

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, V.V. Sidorov, M.A. Smirnov

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY BY BOD MEMBERS WHO ARE NOT INTERESTED IN THE TRANSACTION

4.3. Hearing: Mr M.A. Smirnov presented information on approval of the transaction on guarantee granted by MTS OJSC in favour of Deutsche Telekom AG for obligations of Ukrainian Mobile Communication, the Ukrainian-German-Dutch-Danish Joint Venture (hereinafter referred to as “UMC JV”) (the Ukraine) under the Agreement on supply of equipment No W02-95/UA Dated 01 November, 1995 in the amount of USD 12 726 714.11 (twelve million seven hundred twenty six thousand seven hundred fourteen).

Resolution:

Approve the transaction on guarantee granted by MTS OJSC in favour of Deutsche Telekom AG for obligations of Ukrainian Mobile Communication, the Ukrainian-German-Dutch-Danish Joint Venture (hereinafter referred to as “UMC JV”) (the Ukraine) under the Agreement on supply of equipment No W02-95/UA Dated 01 November, 1995 in the amount of USD 12 726 714.11 (twelve million seven hundred twenty six thousand seven hundred fourteen) on terms and conditions specified in Draft Agreement (Annex No 3).

According to the Federal Law “On Joint Stock Companies” No 208-FZ Dated 26 December, 1995, Chapter XI, have the subject concerning approval of this transaction with interest in it be submmited to MTS OJSC General Shareholders meeting because the subject of this transaction is assets  with value that exceeds 2% of MTS OJSC’ balance sheet assets value as of the last accounting date.

Voting:

The following MTS OJSC BoD members did not participate in voting because they are interested persons: G. Taufmann, R. Hennicke, M. Guenther

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, V.V. Sidorov, M.A. Smirnov

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY BY BOD MEMBERS WHO ARE NOT INTERESTED IN THE TRANSACTION

4.4. Hearing: Mr M.A. Smirnov presented information on approval of the transaction between MTS OJSC and Cetel B.V. affiliated with Deutsche Telekom AG under the Agreement on Novation according to which Cetel B.V.’s rights and obligations concerning acquisition of 25% share in the authorized capital of Ukrainian Mobile Communication, the Ukrainian-German-Dutch-Danish Joint Venture (hereinafter referred to as “UMC JV”) (the Ukraine) from Ukrtelecom OJSC under the Agreement on purchase & sale at the value of USD 84.2 million (eighty four million two hundred thousand) shall be assigned to MTS OJSC.

Resolution:

Approve the transaction between MTS OJSC and Cetel B.V. affiliated with Deutsche Telekom AG under the Agreement on Novation (Annex No 4) according to which Cetel B.V.’s (assignor’s) rights and obligations concerning acquisition of 25% share in the authorized capital of Ukrainian Mobile Communication, the Ukrainian-German-Dutch-Danish Joint Venture (hereinafter referred to as “UMC JV”) (the Ukraine), from Ukrtelecom OJSC under the Agreement on purchase & sale (Annex No 5) at the value of USD 84.2 million (eighty four million two hundred thousand) shall be assigned to MTS OJSC (assignee) on terms and conditions specified in Draft Agreements.

According to the Federal Law “On Joint Stock Companies” No 208-FZ Dated 26 December, 1995, Chapter XI, have the subject concerning approval of this transaction with interest in it be submmited to MTS OJSC General Shareholders meeting because the subject of this transaction is assets  with value that exceeds 2% of MTS OJSC’ balance sheet assets value as of the last accounting date.

Voting:

The following MTS OJSC BoD members did not participate in voting because they are interested persons: G. Taufmann, R. Hennicke, M. Guenther

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, V.V. Sidorov, M.A. Smirnov

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY BY BOD MEMBERS WHO ARE NOT INTERESTED IN THE TRANSACTION

4.5. Hearing: Mr M.A. Smirnov presented information on approval of the transaction between MTS OJSC and Cetel B.V. affiliated with Deutsche Telekom AG under the Agreement on Novation according to which Cetel B.V.’s rights and obligations concerning acquisition of 26% share in the authorized capital of Ukrainian Mobile Communication, the Ukrainian-German-Dutch-Danish Joint Venture (hereinafter referred to as “UMC JV”) (the Ukraine), from Ukrtelecom OJSC under the Agreement on Option at the value of USD 87 570 000 (eighty seven million five hundred seventy thousand) shall be assigned to MTS OJSC.

Resolution:

Approve the transaction between MTS OJSC and Cetel B.V. affiliated with Deutsche Telekom AG under the Agreement on Novation (Annex No 6) according to which Cetel B.V.’s (assignor’s) rights and obligations concerning acquisition of 26% share in the authorized capital of Ukrainian Mobile Communication, the Ukrainian-German-Dutch-Danish Joint Venture (hereinafter referred to as “UMC JV”) (the Ukraine), from Ukrtelecom OJSC under the Agreement on Option (Annex No 7) at the value of USD 87 570 000 (eighty seven million five hundred seventy thousand)  shall be assigned to MTS OJSC (assignee) on terms and conditions specified in Draft Agreements.

According to the Federal Law “On Joint Stock Companies” No 208-FZ Dated 26 December, 1995, Chapter XI, have the subject concerning approval of this transaction with interest in it be submmited to MTS OJSC General Shareholders meeting because the subject of this transaction is assets  with value that exceeds 2% of MTS OJSC’ balance sheet assets value as of the last accounting date.

Voting:

The following MTS OJSC BoD members did not participate in voting because they are interested persons: G. Taufmann, R. Hennicke, M. Guenther

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, V.V. Sidorov, M.A. Smirnov

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY BY BOD MEMBERS WHO ARE NOT INTERESTED IN THE TRANSACTION

4.6. Hearing: Mr M.A. Smirnov presented information on approval of the transaction on escrow account to be opened by MTS OJSC with ING Bank (London) for the purpose of deposit followed with refund of the acquisition value under the transaction concerning acquisition of 16.33% share in the authorized capital of Ukrainian Mobile Communication, the Ukrainian-German-Dutch-Danish Joint Venture (hereinafter referred to as “UMC JV”) (the Ukraine), from Cetel B.V.

Resolution:

Approve the transaction on escrow account to be opened by MTS OJSC and Cetel B.V. with ING Bank (London) under the Agreemnt on contingent deposition (Annex No 8) for the purpose of deposit followed with refund of the acquisition value under the transaction concerning acquisition of 16.33% share in the authorized capital of UMC JV (the Ukraine) from Cetel B.V on terms and conditions specified in Draft Agreement.

According to the Federal Law “On Joint Stock Companies” No 208-FZ Dated 26 December, 1995, Chapter XI, have the subject concerning approval of this transaction with interest in it be submitted to MTS OJSC General Shareholders meeting because the subject of this transaction is assets  with value that exceeds 2% of MTS OJSC’ balance sheet assets value as of the last accounting date.

Voting:

The following MTS OJSC BoD members did not participate in voting because they are interested persons: G. Taufmann, R. Hennicke, M. Guenther

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, V.V. Sidorov, M.A. Smirnov

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY BY BOD MEMBERS WHO ARE NOT INTERESTED IN THE TRANSACTION

9.1. Hearing: Mr M.A. Smirnov presented information on approval of transactions related to monetary facilities to be deposited on accounts with ACB MBRD. AFK Sistema, a Shareholder of MTS OJSC,  is interested in these transactions.

Resolution:

9.1.1. Determine that terms and conditions of placement of MTS OJSC’ deposits at ACB MBRD with payment of interest at the following rates correspond to the market values:

31-60 days	60-91 days	91-181 days	181-271 days	271 days – one year
4%	6%	7%	8.5%	9%

Voting:

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, M.A. Smirnov, G.Taufmann, R. Hennicke

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY

9.1.2. Approve the Agreement on bank deposit, that is a transaction with interest in it, signed between MTS OJSC and ACB MBRD (OJSC) under which MTS OJSC will place its own monetary facilities in foreign currency in the amount of USD 5 000 000 on deposit in accounts with ACB MBRD (OJSC) for the term of 383 days with the right of early termination of this Agreement and ACB MBRD shall take the said amount on deposit and undertake to refund the said amount as well as to pay allowed interest on deposit at the rate of 9.0% per annum or, in case of early termination, to pay allowed interest on deposit at the following rates:

Period between placement and termination	31-60 days	60-91 days	91-181 days	181-271 days	271 days – one year

Interest allowed	3.5%	5.5%	6.5%	8.0%	8.5%

Voting:

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, M.A. Smirnov, G.Taufmann, R. Hennicke

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY

9.1.3. Approve the Agreement on bank deposit, that is a transaction with interest in it, signed between MTS OJSC and ACB MBRD (OJSC) under which MTS OJSC will place its own monetary facilities in foreign currency in the amount of USD 30 000 000 on deposit in accounts with ACB MBRD (OJSC) for the term of 366 days with the right of early termination of this Agreement and ACB MBRD shall take the said amount on deposit and undertake to refund the said amount as well as to pay allowed interest on deposit at the rate of 9.0% per annum or, in case of early termination, to pay allowed interest on deposit at the following rates:

Period between placement and termination	31-60 days	60-91 days	91-181 days	181-271 days	271 days – one year

Interest allowed	3.5%	5.5%	6.5%	8.0%	8.5%

Voting:

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, M.A. Smirnov, G.Taufmann, R. Hennicke

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY

9.1.4. Approve the Agreement on bank deposit, that is a transaction with interest in it, signed between MTS OJSC and ACB MBRD (OJSC) under which MTS OJSC will place its own monetary facilities in foreign currency in the amount of USD 26 500 000 on deposit in accounts with ACB MBRD (OJSC) for the term of 61 days with the right of early termination of this Agreement and ACB MBRD shall take the said amount on deposit and undertake to refund the said amount as well as to pay allowed interest on deposit at the rate of 6.0% per annum or, in case of early termination, to pay allowed interest on deposit at the rate of 1.0% per annum.

Voting:

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, M.A. Smirnov, G.Taufmann, R. Hennicke

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY

9.1.5. Approve the Agreement on bank deposit, that is a transaction with interest in it, signed between MTS OJSC and ACB MBRD (OJSC) under which MTS OJSC will place its own monetary facilities in foreign currency in the amount of USD 5 000 000 on deposit in accounts with ACB MBRD (OJSC) for the term of 28 days with the right of early termination of this Agreement and ACB MBRD shall take the said amount on deposit and undertake to refund the said amount as well as to pay allowed interest on deposit at the rate of  4.0% per annum or, in case of early termination, to pay allowed interest on deposit at the rate of 1.0% per annum.

Voting:

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, M.A. Smirnov, G.Taufmann, R. Hennicke

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY

9.1.6. Approve the additional agreement between MTS OJSC and ACB MBRD (OJSC) to the Agreement on bank account in foreign currency, that is a transaction with interest in it, under which MTS OJSC undertakes to have fixed balance in the amount of USD 7 500 000 on its current currency account with ACB MBRD during the period from 17.10.2002 to 28.10.2002 and ACB MBRD (OJSC) undertakes to allow interest on the said balance amount for the said period at the rate of 1.1% per annum.

Voting:

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, M.A. Smirnov, G.Taufmann, R. Hennicke

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY

9.2. Hearing: Mr M.A. Smirnov presented information on approval of the Lease Agreement with MGTS OJSC as a transaction in which AFK Sistema, a MTS OJSC Shareholder, is interested as well as on approval of terms and conditions of such transaction.

Resolution:

9.2.1. Determine the market value for lease under the Agreement on non-resident room lease of the total floor space of 879.6 sq.m (7, Sayanskaya Street, Moscow in ATS-300 of Preobrazhensky Telephone Exchange that is MGTS’ subsidiary) to be equal to RUR 123 144 (including VAT) per a month.

Voting:

IN FAVOUR: M. Guenther, V.V. Sidorov, M.A. Smirnov, G.Taufmann, R. Hennicke

AGAINST: none

ABSTAINED: none

Mr A.Yu. Goncharuk and Mr A.P. Vronets, who are  interested persons under the legislation, did not take participation in voting.

RESOLUTION IS APPROVED

9.2.2. Approve the Agreement on non-resident room lease of the total floor space of 879.6 sq.m (7, Sayanskaya Street, Moscow in ATS-300 of Preobrazhensky Telephone Exchange that is MGTS’ subsidiary) that is the transaction with interest in it. Under this Agreement MGTS OJSC shall transfer on lease the mentioned above non-resident room to MTS OJSC for the period to 31 August, 2003 with the rental payment in the amount of RUR 123 144 (including VAT) per a month.

Voting:

IN FAVOUR: M. Guenther, V.V. Sidorov, M.A. Smirnov, G.Taufmann, R. Hennicke

AGAINST: none

ABSTAINED: none

Mr A.Yu. Goncharuk and Mr A.P. Vronets, who are  interested persons under the legislation, did not take participation in voting.

RESOLUTION IS APPROVED

9.3. Hearing: Mr M.A. Smirnov presented information on approval of the Agreement with Mobile Communication Systems OJSC as a transaction in which Mr M.A. Smirnov, MTS OJSC President and BoD member, is interested.

Resolution:

9.3.1. Have the market value of a copy of SW L30501-Z900-X supplied by Siemens and of the right of SW use determined in the amount equivalent to USD 179 175.95 (incl. VAT). Have the market value of services provided by MTS OJSC on SW installation and upgrade from SR8 to SR9 determined in the amount equivalent to USD 102 702.23 (incl. VAT).

Voting:

Mr M.A. Smirnov, who is an interested person under the legislation, did not take participation in voting.

IN FAVOUR:  A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, G.Taufmann, R. Hennicke

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED

9.3.2.  Approve the transaction with interest in it under which MTS OJSC shall transfer to Mobile Communication Systems OJSC a copy of  SW L30501-Z900-X supplied by Siemens as well as the right of SW use at the value of USD 179 175.95. MTS OJSC shall undertake to install SW and upgrade from SR8 to SR9 for the amount of USD 102 702.23 and Mobile Communication Systems OJSC shall undertake to pay the said amount for SW and services.

Voting:

Mr M.A. Smirnov, who is an interested person under the legislation, did not take participation in voting.

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, G.Taufmann, R. Hennicke

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED

9.4. Hearing: Mr M.A. Smirnov presented information on approval of the Agreement with Rosico CJSC as a transaction in which Mr M.A. Smirnov, MTS OJSC President and BoD member, is interested.

Resolution:

9.4.1. Determine the market value of a copy of SW L30501-Z901-X (SR9 First Inst.) supplied by Siemens as well as of the right of SW use to be in the amount equivalent to USD 351 434.40 (including VAT);

Voting:

Mr M.A. Smirnov, who is an interested person under the legislation, did not take participation in voting.

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk,  M. Guenther, V.V. Sidorov, G.Taufmann, R. Hennicke

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED

9.4.2. Approve the the transaction with interest in it under which MTS OJSC shall transfer to Rosico CJSC a copy of SW L30501-Z901-X (SR9 First Inst.) as well as the right of SW use for the amount of USD 351 434.40 (including VAT). Rosico CJSC shall undertake to pay the said amount for SW to MTS OJSC.

Voting:

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, G.Taufmann, R. Hennicke

AGAINST: none

ABSTAINED: none

Mr M.A. Smirnov, who is an interested person under the legislation, did not take participation in voting.

RESOLUTION IS APPROVED

9.5. Hearing: Mr M.A. Smirnov presented information on approval of the Agreement with UDN-900 CJSC as a transaction in which Mr M.A. Smirnov, MTS OJSC President and BoD member, is interested.

Resolution:

9.5.1. Determine the market value of a copy of SW L30501-Z901-X (SR9 First Inst.) supplied by Siemens as well as of the right of SW use to be in the amount equivalent to USD 176 905.68 (including VAT). Determine the market value of services on SW installation and upgrade from SR8 to SR9 to be in the amount equivalent to USD 101 400.93 (including VAT);

Voting:

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, G.Taufmann, R. Hennicke

AGAINST: none

ABSTAINED: none

Mr M.A. Smirnov, who is an interested person under the legislation, did not take participation in voting.

RESOLUTION IS APPROVED

9.5.2. Approve the  transaction with interest in it under which MTS OJSC shall transfer to UDN-900 CJSC a copy of SW L30501-Z901-X as well as the right of SW use for the amount of USD 176 905.68 (including VAT). MTS OJSC shall undertake to provide services on SW installation and upgrade from SR8 to SR9 for the amount of USD 101 400.93 (including VAT) and UDN-900 CJSC shall undertake to pay the said amount for SW to MTS OJSC.

Voting:

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, G.Taufmann, R. Hennicke

AGAINST: none

ABSTAINED: none

Mr M.A. Smirnov, who is an interested person under the legislation, did not take participation in voting.

RESOLUTION IS APPROVED

9.6. Hearing: Mr M.A. Smirnov presented information on approval of amendments to be entered into terms and conditions of the Agreement on guarantee No 2224/01-MTS Dated 24.12.01 signed between MTS OJSC and Drezdner Bank CJSC related to the term of guarantee for UDN-900 CJSC’ obligations under the Loan Agreement between Drezdner Bank CJSC and UDN-900 CJSC to be extended from 24.12.2001 to 09.04.2004 as a transaction in which Mr M.A. Smirnov, MTS OJSC President and BoD member, is interested.

Resolution:

9.6.1. Determine that the change of terms and conditions of the Agreement on guarantee with Drezdner Bank CJSC according to which there shall be extended to 9 April, 2004 the term of guarantee granted by MTS OJSC in favour of Drezdner Bank for UDN CJSC’ obligations under the Loan Agreement for the amount of USD 3 000 000 with payment of interest at the rate of monthly LIBOR +3.2% per annum correspond to the market conditions..

Voting:

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, G.Taufmann, R. Hennicke

AGAINST: none

ABSTAINED: none

Mr M.A. Smirnov, who is an interested person under the legislation, did not take participation in voting.

RESOLUTION IS APPROVED

9.6.2. Approve the transaction with interest in it under which there shall be extended to 9 April, 2004 the term of guarantee granted by MTS OJSC in favour of Drezdner Bank CJSC for UDN-900 CJSC’ obligations under the Loan Agreement Dated 24.12.2001 on repayment of loan within the credit line in the amount of up to USD 3 000 000 with payment of interest at the rate of LIBOR + 3.2% per annum.

Voting:

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, G.Taufmann, R. Hennicke

AGAINST: none

ABSTAINED: none

Mr M.A. Smirnov, who is an interested person under the legislation, did not take participation in voting.

RESOLUTION IS APPROVED

9.8. Hearing: Mr M.A. Smirnov presented information on Contract of agency to be signed with DeTeMobil Deutsche Telekom MobilNet GmbH, a Shareholder of MTS OJSC, under which MTS OJSC will sign the Agreement on audit services with Deloitte & Touche CJSC on behalf and at the account of DeTeMobil.

Resolution:

9.8.1. Determine the market value of MTS OJSC services related to signature of agreements with Deloitte & Touche CJSC for re-audit of MTS OJSC statements for 2001 and audit of MTS OJSC statements for the first half-year, 2002, to be in the amount equivalent to USD 1000 (including VAT).

Voting:

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, M.A. Smirnov, G.Taufmann, R. Hennicke

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY

9.8.2. Approve the transaction (Contract of agency) under which DeTeMobil shall entrust MTS OJSC for the fee equivalent to USD 1000 (including VAT) to arrange signature of the Agreement with Deloitte & Touche CJSC on audit of MTS OJSC financial statements for 2001 according to US GAAP as well as of the Agreement on audit of MTS OJSC financial statements for the first half-year, 2002 according to US GAAP.

Voting:

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, M.A. Smirnov, G.Taufmann, R. Hennicke

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY

M.A. SMIRNOV

MTS OJSC PRESIDENT

INFORMATION ON AN IMPORTANT FACT (EVENT, ACTION)

RELATED TO THE ISSUER’S FINANCIAL AND ECONOMIC ACTIVITY

Mobile TeleSystems Open Joint Stock Company

Place of business: 4, Marksistskaya Str., Moscow, 109147, Russian Federation

Issuer’s code: 04715-A

Date of occurrence of fact (event, action): 8.11.2002

Code of fact (event, action): 1304715A08112002

Date of the meeting of MTS OJSC Board of Directors where the resolution was adopted on calling the Extraordinary General Meeting of Shareholders of MTS OJSC, on the approval of agenda for the Extraordinary General Meeting of Shareholders of MTS OJSC and on other issues related to the preparation for and the holding of the Extraordinary General Meeting of Shareholders of MTS OJSC: 05.11.2002.

A quorum of the meeting: Seven (7) BoD members are present at the meeting. There is a quorum.

The full wording of the adopted resolution according to the protocol of MTS OJSC Board of Directors meeting:

5. Hearing: Mr A.Yu. Goncharuk presented information on subject of election of MTS OJSC President to be included into agenda of MTS OJSC Extraordinary General Shareholders Meeting in relation with the fact that MTS OJSC President’s power term will expire on 19 February, 2003.

Resolution:

5.1. Have the subject of election of MTS OJSC President (a sole execution body) included into agenda of MTS OJSC Extraordinary General Shareholders Meeting.

Nominate Mr M.A. Smirnov a candidate to the post of MTS OJSC President.

Voting:

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, G.Taufmann, R. Hennicke

AGAINST: none

ABSTAINED: M.A. Smirnov

RESOLUTION IS APPROVED UNANIMOUSLY

6. Hearing: Mr A.Yu. Goncharuk presented information on subject of entering amendments and supplements into MTS OJSC Charter to be submitted to MTS OJSC Extraordinary General Shareholders meeting as well as draft amendments and supplements be submitted for discussion to MTS OJSC BoD.

Resolution:

6.1. Have the of subject of entering amendments and supplements into MTS OJSC Charter submitted to MTS OJSC Extraordinary General Shareholders meeting.

6.2. Propose amendments and supplements to MTS OJSC Charter to be approved by MTS OJSC General Shareholders meeting.

Voting:

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, M.A. Smirnov, G.Taufmann, R. Hennicke

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY

8. Hearing: Mr M.A. Smirnov presented information on MTS OJSC Extraordinary General Shareholders Meeting to be held in connection with the fact that there are some subjects to be submitted to MTS OJSC General Shareholders meeting.

Resolution:

8.1. Have MTS OJSC Extraordinary General Shareholders meeting held in presentia on 27 December, 2002 at 16:00 (Moscow Time)  at the address: 12/12, Pankratievsky Per., Moscow, Russia.

Voting:

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, M.A. Smirnov, G.Taufmann, R. Hennicke

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY

8.2. Approve the following agenda for MTS OJSC Extraordinary General Shareholders meeting:

8.2.1. Procedure for MTS OJSC Extraordinary General Shareholders meeting to be held;

8.2.2. On election of MTS OJSC President (a sole executive body);

8.2.3. On amendments and supplements to be entered into MTS OJSC Charter;

8.2.4. On approval of the Agreement between MTS OJSC (Purchaser), Cetel B.V. (Seller) and Deutsche Telekom (a party that ensures performance of Seller’s obligations) on acquisition of 16.33% share in the authorized capital of UMC JV (the Ukraine) as a transaction with interest in it for the total amount of USD 55 million that exceeds 2% of MTS OJSC balance sheet assets value as of the last accounting date;

8.2.5. On approval of the transaction on escrow account to be opened by MTS OJSC and Cetel B.V. with ING Bank (London) under the Agreement on contingent deposition for the purpose of deposit followed with refund of the acquisition value according to the transaction concerning acquisition of 16.33% share in the authorized capital of UMC JV from Cetel B.V. that is a transaction with interest in it.

8.2.6. On approval of the transaction with interest in it under the Agreement on guarantee granted by  MTS OJSC in favour of Deutsche Telekom AG for obligations of UMC JV under the Loan Agreement No C02-97/UA Dated 05 January, 1997 for the total amount of USD 8 561 027 (eight million five hundred sixty one thousand twenty seven);

8.2.7. On approval of the transaction with interest in it under the Agreement on guarantee granted by  MTS OJSC in favour of Deutsche Telekom AG for obligations of UMC JV under the Agreement on supply of equipment No W02-95/UA Dated 01 November, 1995 for the total amount of USD 12 726 714.11 (twelve million seven hundred twenty six thousand seven hundred fourteen).

8.2.8. On approval of the transaction with interest in it under the Agreement on Novation according to which Cetel B.V.’s rights and obligations shall be assigned to MTS OJSC concerning acquisition of 25% share in UMC JV’s authorized capital from Ukrtelecom OJSC under the Agreement on purchase & sale at the value of USD 84.2 million ( eighty four million two hundred thousand) that exceeds 2% of MTS OJSC balance sheet assets value as of the last accounting date;

8.2.9. On approval of the transaction with interest in it under the Agreement on Novation according to which Cetel B.V.’s rights and obligations shall be assigned to MTS OJSC concerning acquisition of 26% share in UMC JV’s authorized capital from Ukrtelecom OJSC under the Agreement on Option at the value of USD 87 570 000 (eighty seven million five hundred seventy thousand) that exceeds 2% of MTS OJSC balance sheet assets value as of the last accounting date.

Voting:

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, M.A. Smirnov, G.Taufmann, R. Hennicke

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY

8.3. Have the date of making the List of Shareholders entitled to participate in MTS OJSC Extraordinary General Shareholders meeting fixed on: 18 November, 2002.

Voting:

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, M.A. Smirnov, G.Taufmann, R. Hennicke

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY

8.4. Approve the date and venue and time as well as other conditions and procedure for the Extraordinary General Shareholders meeting to be held as follows:

Date of the meeting: 27 December, 2002.

Time of the meeting: 16:00 (Moscow Time).

Venue of the meeting: 12/12, Pankratievsky Per., Moscow, Russian Federation.

Form of the meeting: in presentia (joint presence).

Voting:

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, M.A. Smirnov, G.Taufmann, R. Hennicke

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY

8.5. Approve the date and time and place for Shareholders registration: Registration of Shareholders (Shareholder’s representatives) for participation in the Extraordinary General Shareholders meeting shall be carried out on 26 December, 2002 from 10.30 (Moscow Time) at the address: 12/12, Pankratievsky Per., Moscow, Russian Federation.

Voting:

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, M.A. Smirnov, G.Taufmann, R. Hennicke

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY

8.6. Approve form and wording of ballots for voting on agenda subjects at the Extraordinary General Shareholders meeting (Annex No 9).

Voting:

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, M.A. Smirnov, G.Taufmann, R. Hennicke

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY

8.7. Approve wording of the notification on MTS OJSC Extraordinary General Shareholders meeting to be forwarded to Shareholders.

Voting:

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, M.A. Smirnov, G.Taufmann, R. Hennicke

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY

8.8. Approve the following procedure for the notification on MTS OJSC Extraordinary General Shareholders meeting to be forwarded to Shareholders:

Have the notification on MTS OJSC Extraordinary General Shareholders meeting either forwarded to Shareholders by a registered letter to the address specified in the Register of Shareholders or presented to Shareholders personally against receipt.

Voting:

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, M.A. Smirnov, G.Taufmann, R. Hennicke

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY

8.9. Approve the List of the following information documents (materials) to be forwarded to Shareholders when arranging the General meeting:

•             Information on candidates nominated for the post of MTS OJSC President (a sole executive body);

•             Consent of Mr M.A. Smirnov to be nominated a candidate for a post of MTS OJSC President;

•             Draft resolutions of the General Shareholders meeting;

•             Draft Agreement on purchase & sale of 16.33% share in UMC JV’s authorized capital between MTS OJSC and Cetel B.V. and Deutsche Telekom for the total amount of USD 55 million (Annex No 1);

•             Draft Agreement on contingent deposition between MTS OJSC and Cetel B.V. and ING Bank (London) (Annex No 8);

•             Draft Agreement on Guarantee granted by MTS OJSC (Guarantor) in favour of Deutsche Telekom (Creditor) for obligations of Ukrainian Mobile Communication, the Ukrainian-German-Dutch-Danish Joint Venture (the Ukraine), under the Loan Agreement No C02-97/UA Dated 05 January, 1997 for the total amount of USD 8 561 027 (eight million five hundred sixty one thousand twenty seven)  (Annex No 2);

•             Draft Agreement on Guarantee granted by MTS OJSC (Guarantor) in favour of Deutsche Telekom (Creditor) for obligations of Ukrainian Mobile Communication, the Ukrainian-German-Dutch-Danish

Joint Venture (the Ukraine), under the Agreement on supply of equipment No W02-95/UA Dated 01 November, 1995 for the total amount of USD 12 726 714.11  (twelve million seven hundred twenty six thousand seven hundred fourteen) (Annex No 3);

•             Draft Agreement on Novation between MTS OJSC and Cetel B.V. and Ukrtelecom OJSC under the Agreement on acquisition of 25% share in the authorized capital of Ukrainian Mobile Communication, the Ukrainian-German-Dutch-Danish Joint Venture (the Ukraine), (Annex No 4);

•             Draft Agreement on purchase & sale of 25% share in the authorized capital of Ukrainian Mobile Communication, the Ukrainian-German-Dutch-Danish Joint Venture (the Ukraine),  between Deutsche Telekom and Ukrtelecom OJSC (Annex No 5);

•             Draft Agreement on Novation between MTS OJSC, Cetel B.V. and Ukrtelecom OJSC under the Agreement on acquisition of 26% share in the authorized capital of Ukrainian Mobile Communication, the Ukrainian-German-Dutch-Danish Joint Venture (the Ukraine), (Annex No 6);

•             Draft Agreement on Option for acquisition of 25% share in the authorized capital of Ukrainian Mobile Communication, the Ukrainian-German-Dutch-Danish Joint Venture (the Ukraine), between Deutsche Telekom and Ukrtelecom OJSC (Annex No 7);

•             Explanatory Notes on Agenda subjects;

•             Draft amendments and supplements to be entered into MTS OJSC Charter.

MTS OJSC Shareholders can be acquainted with materials that shall be submitted to them when arranging MTS OJSC Extraordinary General Shareholders meeting as well as can receive copies of such materials in MTS OJSC Office at the address: 4, Marksistskaya Street, 109147, Moscow, Russia on working days from 08:30 to 17:00 (Moscow Time) from 27 November, 2002 to 27 December, 2002. Remarks and proposals in writing concerning Agenda subjects can be forwarded by Shareholders to the address: MTS OJSC, 4, Marksistskaya Street, 109147, Moscow, Russia.

Voting:

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, M.A. Smirnov, G.Taufmann, R. Hennicke

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY

M.A. SMIRNOV

MTS OJSC PRESIDENT

INFORMATION ON AN IMPORTANT FACT (EVENT, ACTION)
RELATED TO THE ISSUER’S FINANCIAL AND ECONOMIC ACTIVITY

Mobile TeleSystems Open Joint Stock Company

Place of business: 4, Marksistskaya St., Moscow, 109147, Russian Federation

Issuer’s code: 04715-A

Date of occurrence of fact (event, action): 11.11.2002

Code of fact (event, action): 1804715A11112002

Issuer’s body which took a decision on making a transaction(s): Board of Directors

Full contractor name: Mobile Communication Systems Closed Joint Stock Company

Contractor location: 79, Kuibyshev Sreet., Omsk, 644001, Russian Federation

Contractor postal address: 79, Kuibyshev Sreet., Omsk, 644001, Russian Federation

Date of the transaction: 11.11.2002

Description of the transaction:  The Agreement under which MTS OJSC shall supply and provide services on installation and making of upgrade from SR8 to SR9 as well as shall transfer to MCS CJSC a copy of SW and the right of SW use. The Agreement value is equal to USD 281 878.18.

M.A. Smirnov
MTS OJSC President

INFORMATION ON AN IMPORTANT FACT (EVENT, ACTION)
RELATED TO THE ISSUER’S FINANCIAL AND ECONOMIC ACTIVITY

Mobile TeleSystems Open Joint Stock Company

Place of business: 4, Marksistskaya St., Moscow, 109147, Russian Federation

Issuer’s code: 04715-A

Date of occurrence of fact (event, action): 11.11.2002

Code of fact (event, action): 1804715A11112002

Issuer’s body which took a decision on making a transaction(s): Board of Directors

Full contractor name: Udmurt Digital Network-900 Closed Joint Stock Company

Contractor location: 278, Pushkinskaya Sreet., Izhevsk, 426000, Russian Federation

Contractor postal address: 86, V. Sivkov Street., Izhevsk, 426003, Russian Federation

Date of the transaction: 11.11.2002

Description of the transaction: The Agreement under which MTS OJSC shall supply and provide services on installation and making of upgrade from SR8 to SR9 as well as shall transfer to UDN-900 CJSC a copy of SW and the right of SW use.  The Agreement value is equal to USD 278 306.62.

M.A. Smirnov
MTS OJSC President

Information on an important fact (event, action)
related to Issuer financial and economic activity

Mobile TeleSystems Open Joint Stock Company

Location: 4, Marksistskaya Street, 109147, Moscow, Russian Federation

Issuer’s Code: 04715-A

Date of occurrence of fact (event, action): 21.10.2002

Code: 1804715A21102002

Contractor’s Name: Joint Stock Commercial Bank Moscow Bank for Reconstruction and Development

Location of the contractor: 9, Bldg. 1, Kuznetsky Most Street, 103031, Moscow, Russian Federation.

Postal Address of the contractor: 9, Bldg. 1, Kuznetsky Most Street, 103031, Moscow, Russian Federation.

Date of entering into the transaction: 21.10.2002

Description of the transaction: the Agreement on bank deposit No VD-37/02 for the amount of USD 14 100 000.

M.A. Smirnov
MTS OJSC President

Information on an important fact (event, action)
related to Issuer financial and economic activity

Mobile TeleSystems Open Joint Stock Company

Location: 4, Marksistskaya Street, 109147, Moscow, Russian Federation

Issuer’s Code: 04715-A

Date of occurrence of fact (event, action): 21.10.2002

Code: 1804715A21102002

Contractor’s Name: Joint Stock Commercial Bank Moscow Bank for Reconstruction and Development

Location of the contractor: 9, Bldg. 1, Kuznetsky Most Street, 103031, Moscow, Russian Federation.

Postal Address of the contractor: 9, Bldg. 1, Kuznetsky Most Street, 103031, Moscow, Russian Federation.

Date of entering into the transaction: 21.10.2002

Description of the transaction: the Agreement on bank deposit No VD-38/02 for the amount of USD 5 000 000.

M.A. Smirnov
MTS OJSC President

Information on an important fact (event, action)
related to Issuer financial and economic activity

Mobile TeleSystems Open Joint Stock Company

Location: 4, Marksistskaya Street, 109147, Moscow, Russian Federation

Issuer’s Code: 04715-A

Date of occurrence of fact (event, action): 21.10.2002

Code: 1804715A21102002

Contractor’s Name: Joint Stock Commercial Bank Moscow Bank for Reconstruction and Development

Location of the contractor: 9, Bldg. 1, Kuznetsky Most Street, 103031, Moscow, Russian Federation.

Postal Address of the contractor: 9, Bldg. 1, Kuznetsky Most Street, 103031, Moscow, Russian Federation.

Date of entering into the transaction: 21.10.2002

Description of the transaction: the Additional Agreement No 1 to the Agreement on bank deposit No VD-35/02 concerning extension of deposit term and increase of interest rate.

M.A. Smirnov
MTS OJSC President

Information on an important fact (event, action)
related to Issuer financial and economic activity

Mobile TeleSystems Open Joint Stock Company

Location: 4, Marksistskaya Street, 109147, Moscow, Russian Federation

Issuer’s Code: 04715-A

Date of occurrence of fact (event, action): 04.10.2002

Code: 1804715A04102002

Contractor’s Name: Joint Stock Commercial Bank Moscow Bank for Reconstruction and Development

Location of the contractor: 9, Bldg. 1, Kuznetsky Most Street, 103031, Moscow, Russian Federation.

Postal Address of the contractor: 9, Bldg. 1, Kuznetsky Most Street, 103031, Moscow, Russian Federation.

Date of entering into the transaction: 04.10.2002

Description of the transaction: the Agreement on bank deposit No VD-35/02 for the amount of USD 5 million.

M.A. Smirnov
MTS OJSC President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

	By:	/s/ Mikhail Smirnov
		Name:	Mikhail Smirnov
		Title:	President

Date: November 19, 2002